                                                                     Exhibit 2.2

AGE RESEARCH, INC. ANNOUNCES THAT IT HAS ACQUIRED THE VARSITY GROUP, INC.

SAN JUAN CAPISTRANO, CA, June 2, 2003 (PRWEB) - Age Research, Inc. (OTC BB:
AGER), announced today that it has signed a definitive acquisition agreement with The Varsity Group, Inc. based in St. Louis, Missouri. The Varsity Group provides Human Resources services including payroll, benefits and employee related administration and support services to small business clients primarily in the Midwest. The Varsity Group is incorporated in Missouri and has been in business since 1992. The company's revenues for 2002 were $58 million and are projected to exceed $60 million for 2003. The terms of the agreement call for Age to acquire The Varsity Group with restricted post reverse split shares. The agreement is subject to shareholder approval.

Scott W. Absher, Managing Partner with NeoTactix and advisor to Age Research on the company's growth strategy stated that "the agreement with The Varsity Group puts in place a foundation for national growth in the small business financial services sector".

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "ACT"). In particular, when used in the preceding discussion, the words "estimated," "believe," "optimistic," "expect," and similar conditional expressions are intended to identify forward-looking statements within the meaning of the ACT and are subject to risks and uncertainties, and actual results could differ materially from those expressed in forward looking statements. Such risks and uncertainties include, but are not limited to, unfavorable market conditions, increased competition, limited working capital, and failure to implement business strategies, actions by regulatory agencies, and other risks.

For further information please contact NeoTactix at (949) 888-8060 or visit the NeoTactix website at WWW.NEOTACTIX.COM or via email at AGER@NEOTACTIX.COM